Exhibit 4.4

DESCRIPTION OF SECURITIES REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

The following summary of Sterling Construction Company, Inc.’s common stock is based on and qualified by our certificate of incorporation and amended and restated bylaws. For a complete description of the terms and provisions of the our equity securities, including our common stock, refer to our certificate of incorporation and amended and restated bylaws, both of which are incorporated by reference as exhibits to this Annual Report on Form 10-K.
Our authorized capital stock consists of 38,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors.
Common Stock
Holders of shares of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, our certificate of incorporation or amended and restated bylaws, any matter brought before any meeting of stockholders, other than the election of directors, is decided by the affirmative vote of a majority of the total voting power of common stock present in person or represented by proxy and entitled to vote thereon, a quorum being present. Except as otherwise provided by our amended and restated bylaws, each of our directors is elected by the vote of a majority of the votes cast with respect to such director at any meeting of stockholders held for the election of directors at which a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting. Subject to the rights, preferences and privileges of holders of any shares of preferred stock we may issue, holders of shares of our common stock are entitled to participate equally and ratably in (i) any dividends that may be declared by our board of directors and (ii) our net assets upon our dissolution or liquidation. Holders of shares of our common stock do not have preemptive rights to purchase shares of our common stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may issue in the future.
Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law
Under the Delaware General Corporation Law, or DGCL, the power to adopt, amend or repeal any provision of our bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and amended and restated bylaws grant our board the power to adopt, amend and repeal our bylaws by the affirmative vote of a majority of the directors constituting the entire board. Our stockholders may adopt, amend or repeal our bylaws, with the affirmative vote of a majority of total voting power of common stock present in person or represented by proxy and entitled to vote thereon.
Our certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors. Stockholders are not able to call special meetings. The inability of our stockholders to call special meetings may delay proxy contests until our annual stockholders meeting, which might impact a person's decision to purchase our voting securities in an attempt to cause a change in control of us.
Our certificate of incorporation and amended and restated bylaws provide that stockholders may take action only at an annual or special meeting of the stockholders. Stockholders may not act by written consent. The inability of our stockholders to act by written consent could lengthen the amount of time required for our stock holders to take actions, which could discourage, delay or prevent a potential effort to cause a change in control of us.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.
We are subject to Section 203 of the DGCL, an anti-takeover law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.
Preferred Stock
Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock by adopting resolutions that establish the number of shares being authorized and describing the designations, powers, preferences and rights, qualifications, limitations or restrictions on shares of that preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences.
The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by holders of the preferred stock.
As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Warrants
Each warrant currently entitles the registered holder to purchase one share of our common stock at a price of $10.25 per share, subject to adjustment as discussed below. The warrants will expire on April 3, 2022, unless early exercised. The warrants are not redeemable by us.
The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend or our recapitalization, reorganization, merger or consolidation. In addition, the warrants will be adjusted for issuances of shares of common stock at a price below the exercise price, other than certain shares issued under our stock incentive plan.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, along with a duly completed and executed exercise agreement, accompanied by full payment of the exercise price, by wire transfer or check payable to us, for the number of warrants being exercised, unless being exercised on a net basis, in which case we will issue a lesser number of shares of common stock. The warrant holders do not have the rights or privileges of holders of shares of common stock, including voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Unless a warrant holder shall have received the prior approval of our stockholders, such warrant holder shall only be permitted to purchase up to a number of shares of our common stock pursuant to the warrants such that the beneficial ownership of our common stock by the warrant holder and its affiliates, on a pro forma basis, would represent no greater than 19.99% of the shares of our common stock outstanding after giving effect to the exercise of the warrant and any other transactions that would occur concurrently therewith, after giving effect to all applicable adjustments under the warrants. If the number of shares of common stock that may be purchased pursuant to a warrant is limited as described in the immediately preceding sentence, then we are required to make an additional cash payment to the warrant holder, within three business days of such exercise, in an amount equal to the product of the number of shares that were not able to be issued upon such exercise as a result thereof, multiplied by the absolute value of the difference between the closing price per share of our common stock on the domestic securities exchange on which our common stock is listed on the date of such exercise request and the exercise price.
In connection with the issuance of the warrants, on April 3, 2017, we entered into a registration rights agreement with the holders of the warrants pursuant to which we granted to the holders certain registration rights related to the warrants and warrant shares. Pursuant to the registration rights agreement, we filed a registration statement on Form S-3 with respect to the resale of the warrants and the warrant shares on May 26, 2017.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.